Issuer Free Writing Prospectus dated February 20, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated February 18, 2014 and

Registration Statement No. 333-192362

SEMLER SCIENTIFIC, INC.

This free writing prospectus relates only to the initial public offering of common stock of Semler Scientific, Inc. (the “Company”) and should be read together with the preliminary prospectus, dated February 18, 2014 (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-192362) of Semler Scientific, Inc., relating to its initial public offering of common stock.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Potential purchases by affiliates of existing principal stockholders:	Entities affiliated with, or individually, our Director William H.C. Chang, two of our existing principal stockholders, including Eric Semler and entities affiliated with such principal stockholders have indicated an interest in purchasing in the aggregate up to approximately $2 million in shares, of our common stock in this offering at the initial public offering price. Following such an investment, Mr. Chang or entities affiliated with him, and Mr. Semler or entities affiliated him, would beneficially own approximately 18.1% and 12.8%, respectively, of our common stock after the offering (based on an assumed initial public offering price of $8.50 per share, which is the midpoint of the price range on the cover page of this prospectus). However, because indications of interest are not binding agreements or commitments to purchase, these entities may determine to purchase fewer shares than they have indicated an interest in purchasing or not to purchase any shares in this offering.

Rick Factor – “After this offering, our executive officers, Directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.”

After this offering, our executive officers, Directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval

Upon the closing of this offering, and assuming the sale of 1,180,000 shares of our common stock at an assumed initial public offer price of $8.50 per share (which is the midpoint of the price range on the cover page of this prospectus) our executive officers and Directors, combined with our other existing stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately 54.0% of our common stock. In addition, Dr. Murphy-Chutorian, our Chief Executive Officer and Director, and William H.C. Chang, our Director, have indicated an interest in purchasing up to 35,300 shares and 58,825 shares (at an assumed initial public offer price of $8.50 per share), respectively, and Eric Semler, one of our existing principal stockholders, or entities affiliated with Mr. Semler, have indicated an interest in purchasing up to 141,180 shares of our common stock in this offering at the initial public offering price. If any such additional shares are purchased by Dr. Murphy-Chutorian, Mr. Chang, Mr. Semler or entities affiliated with them in this offering, this percentage would increase. If these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

	•	delay, defer or prevent a change in control;
	•	entrench our management and the Board of Directors; or
	•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from the offices of: Aegis Capital Corp., Attention: Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: (212) 813-1010, email: prospectus@aegiscap.com.